Winner Medical Group Inc.
(Formerly Las Vegas Resorts Corporation)
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People’s Republic of China
February 27, 2006

By EDGAR Transmission and by Hand Delivery

H. Yuna Peng
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Las Vegas Resorts Corporation Registration Statement on Form SB-2 File Number: 333-130473 Filed: December 19, 2005

On behalf of Winner Medical Group Inc. (formerly Las Vegas Resorts Corporation) (“LVGC” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 20, 2006, providing the Staff’s comments with respect to the above referenced registration statement on Form SB-2 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis and references to “Winner” refer to Winner Group Limited and its subsidiaries.

General

1.
Please revise any language that is promotional in nature throughout the prospectus. Such promotional tone is inappropriate for a disclosure document. For example, we note your use of “leading Chinese exporters of medical dressings,” and “state of the art,” “experienced management has strong capabilities in leadership and execution” and etc.

LVGC Response: We have revised the language in the Registration Statement to remove language that is promotional in nature.

2.
We note that on September 12, 2005, you affected a one-for-fifteen hundred reverse stock split. Please explain the business purpose of the reverse stock split and clarify how the registrant’s 44,636,371 outstanding shares were arrived.

LVGC Response: We have added additional disclosure in respect of the reverse stock split under the caption “Description of Capital Stock - Common Stock” which provides “[p]rior to the closing of the reverse merger transaction, we effected a 1-for-1500 reverse split of our common stock. As a result, the total number of our issued and outstanding common stock on September 20, 2005 was reversed from 376,862,000 shares to 251,241 shares. The purpose of the reverse stock split was to decrease the number of shares of common stock outstanding so as to make us more attractive to a potential merger or acquisition candidate. On November 4, 2005, we converted the promissory note in the amount of $60,000 owned by Glenn A. Little into 240,000 shares of our common stock. On the same date, we issued 1,070,000 to Halter Financial Investment, L.P. in connection with a private placement transaction. On December 16, 2005, we issued 42,280,840 shares to stockholders of Winner Group Limited and 793,260 shares to Winner’s employees and suppliers. See ‘CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.’ As a result, as of the closing of the reverse merger transaction, 44,636,371 shares of our common stock were issued and outstanding.”

3.	Please disclose your address and telephone number in the U.S.

LVGC Response: We currently do not have a U.S. address and telephone number. We have provided the address and telephone number of Heritage Management Consultants, Inc. on the cover page of the Registration Statement and we have named Heritage as an agent for service thereon. Heritage Management Consultants, Inc. provides management consulting services to us.

4.	Please indicate whether you plan to change your name.

LVGC Response: We amended our Articles of Incorporation to change our name from “Las Vegas Resorts Corporation” to “Winner Medical Group Inc.” on February 13, 2006. We have disclosed such name change under the caption “PROSPECTUS SUMMARY - the Company - Background.” We have advised the NASD of the name change and we are awaiting a new symbol.

Cover Page of the Prospectus

5.
Please clarify the market information hereon. There do not appear to have been any actual transactions in the shares; the reference to “sales price” should be “quote” or “bid price.” In addition, the last quote on January 20th was $5.50. Please update.

LVGC Response: We have replaced the references to “sales price” with “quote” or “bid price.” In addition, we also updated the closing bid price for our common stock.

6.
Please remove the information on page ii. The statement that the information is current only as of its date…is not understood. Material changes to the information in the prospectus are required to be updated and distributed in accordance with the undertaking required pursuant to Item 28 of Part II of the registration statement.

LVGC Response: We have deleted the information referred to in the Staff’s comment.

Table of Contents

7.	Correct the page references.

LVGC Response: We have corrected the page references.

Risk Factors, page 4

8.
The disclosure in the first risk factor on page 8 is somewhat circular. In the first two sentences, you state that high rates of inflation have been experienced during the last ten years. Then in the fourth sentence, you state that inflation has been more moderate since 1995 (e.g. - the last ten years). Please revise.

LVGC Response: We deleted the language “while inflation has been moderate since 1995” from this risk factor to avoid confusion.

9.	Please do not bundle risks. Separately discuss only material risks listed in the discussion in the first two risk factors.

LVGC Response: In response to the Staff’s comment, we deleted the bullet point “restrictions and foreign medical regulations” from risk factor 1 and bullet point “domestic and international development regarding the regulation of medical products” from risk factor 2 because these risks have been addressed under risk factor 11 titled “our failure to comply with ongoing governmental regulations could hurt our operations and reduce our market shares.” We also deleted the bullet point “difficulty in protecting intellectual property rights” from risk factor 1 because such risk has been address under risk factor 3 titled “[w]e rely on patent and trade secret laws which are complex and difficult to enforce.” In addition, we deleted bullet points “rapid technological changes” and “the highly competitive nature of the medical dressings and medical disposables industry” from risk factor 2 because these risks are common to all or most businesses as pointed out in the Staff’s comment No. 10 below. We believe all risks now listed in risk factor 1 are tightly related to the international nature of our business and all risks now listed in risk factor 2 are tightly related to the expansion of our business.

10.	Risk factor 12 is a generic risk common to all or most businesses and should be deleted.

LVGC Response: We deleted risk factor 12.

11.	The 20th risk factor is duplicative. Please delete.

LVGC Response: We deleted risk factor 20.

12.	The 21st risk factor is not peculiar to the registrant or medical products companies in general. Please delete.

LVGC Response: We deleted risk factor 21.

13.	Please state the negative consequences of the risk in risk factor 25.

LVGC Response: We added the disclosure that difficulties in effecting a change-of-control on us “could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.”

Dividend Policy, page 11

14.	Qualify this disclosure for the pending dividend declared in August, 2005 and for the various stock dividends(splits).

LVGC Response: We now qualify the disclosure under the Dividend Policy section with the dividend declared by Winner Group Limited in August 2005 and the reverse stock split effected on October 26, 2005.

Market for Our Common Stock, page 11

15.	The first sentence should replace “traded” with “quoted” as no transactions appear to have occurred in the shares to date. Please include all of the disclosure required by Item 201(a)(ii).

LVGC Response: We replaced “traded” with “quoted” and added the disclosure that our quoted prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions as required by Item 201(a)(ii).

16.	We do not understand the reference to the National Quotation Bureau Inc. Please clarify.

LVGC Response: We deleted the reference to the National Quotation Bureau Inc.

17.
It is unclear whether all of the stock price information presented has been retroactively adjusted for the 1-1,500 reverse stock split on 10/26/05. Please clarify. If true, indicate under this caption that all price quotations have been adjusted for the stock split.

LVGC Response: We revised the Registration Statement and now clarify that the high and low quotations for the first quarter of fiscal year of 2006 (August 1, 2005 to October 31, 2005) have been adjusted for the one-for-fifteen hundred reverse stock split.

Management’s Discussion and Analysis and Plan of Operation, page 11

18.	Please describe the material terms of the Share Exchange Agreement and plan of reorganization.

LVGC Response: We added a new paragraph in the MD&A section to describe the material terms of the share exchange agreement which provides that “[o]n December 16, 2005, we entered into a share exchange agreement with Winner Group Limited pursuant to which we issued to the stockholders of Winner Group Limited 42,280,840 shares of our common stock in exchange for all of the 1,143,000 shares of Winner Group Limited issued and outstanding as of December 16, 2005. Pursuant to the Share Exchange Agreement, Timothy Halter submitted his resignation from all the officers he held with us which became effective on December 16, 2005 and his position as our director which became effective on January 7, 2006.”

19.	Please disclose in detail when and how the merger deal was put together and any form of compensation or finders fee paid by either Winner or LVRC.

LVGC Response: We added the following disclosure to explain when and how the merger deal was put together: “[i]n July 2005, Winner Group Limited entered into a financial advisory agreement with HFG International, Limited or HFG pursuant to which HFG agreed to provide financial advisory and consulting services in facilitating Winner Group Limited going public, which among other things, includes locating a proper shell company. In November 2005, HFG recommended Winner Medical Group Inc. (formerly Las Vegas Resorts Corporation) to the management of Winner Group Limited and Winner Group Limited started negotiation with us on possible reverse acquisition transaction. Other than fees paid to HFG International, Limited pursuant to that certain Financial Advisory Agreement as described in more details in ‘Certain Relationship and Related Transactions,’ no finder’s fees or other forms of consideration were paid by Winner Group Limited or us or our respective officers, directors or shareholders in connection with the share exchange.”

20.	We note your discussion over the growing concern over protecting the environment. Please explain how this trend affects your business.

LVGC Response: We now indicate that we believe this trend will benefit us in competing with our competitors because our new products will be primarily made of natural cotton which is an environmentally friendly raw material and our new nonwoven fabric manufacturing technology enables us to make our new products with natural cotton at lower costs. Please refer to our responses to comment No. 34. which provides the basis for this statement.

21.
We bring your attention to the paragraph beginning, “[a]nother trend in our industry is the use by customers of buying groups.” Please consider whether you should disclose this as a material risk factor.

LVGC Response: We moved this paragraph to the risk factor section.

22.
Please delete the reference on page 13 to the fiscal years ended September 30, 2005 and 2004 being audited. Note that this reference could be incorrectly interpreted to mean that Management’s Discussion and Analysis has been audited.

LVGC Response: We have deleted the reference to the fiscal years ended September 30, 2005 and 2004 being audited.

23.
Please provide the basis for the statement, “[w]e believe that sales will continue to increase in Europe and America over the next several years.” Further, please explain how you plan to promotes sales, enhance your marketing strategies and improving product quality of your products in these two regions.

LVGC Response: In addition to our conventional products, we will be launching several new products: nonwoven cotton spunlace products, self-adhesive bandages and elastic bandages. Our market research shows that several worldwide medical device distribution companies, including Tyco, Cardinal, Lohmann, Artsana and White Cross, may have interest purchasing our nonwoven cotton spunlace products. Currently, the total demand for cotton gauze products by our customers is about 90,000 tons with a value of $0.45 billion if calculated at the current market price. At present, several large customers including BSN, Tyco and Dynarex have also expressed purchasing interest in our new products self-adhesive bandages and elastic bandages, and we are under negotiations with several other large customers including BSN (Germany), Medline, Henry & Scheine, Noba, Avcor and Smith & Nephew. Therefore, we believe that our sales will continue to increase in Europe and the U.S. in the next several years as a result of this market interest.

We plan to focus on these markets by promoting sales of our sterilized products, enhancing our marketing strategies in these areas and improving product quality to enlarge our market share in these two regions. Specifically, we intend to concentrate on promoting our new products, such as nonwoven cotton spunlace products, self-adhesive bandages and elastic bandages in these two areas, improve our product and packaging design, focus on research and development to produce more environmentally friendly products and implement brand name strategy for our new products. We also plan to attend international trade exhibitions for medical devices in Germany and the U.S., such as MEDICA and AORN, to introduce our new products to potential customers. Other than being OEM for some of the big distributors in Europe and the States, we will try to build up our own brand recognition and sell Winner brand products, especially our home care products, directly to retailers, such as Wal-Mart. In order to continue the improvement of our product quality, we plan to optimize the systematic use of the ISO 13485 standard, an international quality management system for medical industry, introduce the GMP management requirements, continue campaigns reinforcing our employees’ awareness of product quality, and enhance the centralized quality control of our Chinese subsidiaries.

24.	Please explain the reason for the drastic decrease in environmental laws compliance costs.

LVGC Response: We erroneously stated that our environmental law compliance costs were $25,374 for fiscal year 2004 when such costs were in fact $11,448. The decrease in environmental law compliance costs results from a one-time expenditure of $4,398 on planting trees and flowers in our facilities in 2004. We have revised the Registration Statement accordingly.

25.	Please explain all the contractual obligations, including the material terms of each factory lease agreements, in detail.

LVGC Response: We have provided summaries of all material contracts, including the factory lease agreements, under the caption “MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Contractual Obligations.”

26.	We suggest that the chronological order of the tables on page 14 and 15 be reversed to conform with the financial statements and other tabular disclosure in the prospectus.

LVGC Response: We reversed the chronological orders of the tables referred to in your comments.

27.	Please discuss the significant increase in foreign currency translation expense during the 2005 fiscal year.

LVGC Response: We added a new subheading “Foreign Currency Translation Expenses” in the MD&A section to provide that “[we] incurred a foreign currency translation expense of $720,741 in fiscal year 2005 as compared with no foreign currency translation expense in fiscal year 2004. In July 21, 2005, China reformed its foreign currency exchange policy, revalued the Renminbi by 2.1 percent and allowed Renminbi to appreciate as much as 0.3 percent per day against the U.S. dollar. As a result, we implemented different exchange rates in translating Renminbi into U.S. dollar in our financial statements for fiscal year 2005, the exchange rates of 8.0922, 8.277 and 8.1846 were implemented in calculating the total assets/liabilities, shareholders’ equity and profit and loss, respectively, which results in a $720,741 increase in the foreign currency translation expenses from fiscal year of 2004.”

Business, page 20

28.	Please discuss all of your products in greater detail.

LVGC Response: We provided more fulsome disclosure of the details of our products under the caption “BUSINESS - Our Products - What We Sell.”

29.	Please list the subsidiaries of the registrant in the forepart of this section.

LVGC Response: We added a new paragraph under the caption “BUSINESS - Our History” to list our subsidiaries.

30.
You state that your efforts to participate in the home health care market for medication protection products have been relatively successful so far. Please explain your participation in the home health care market and the basis that it has been relatively successful. Please also provide the basis for the statement, “[w]e expect growth in high value added products will increase our profitability with a corresponding increase in enterprise value.” Otherwise, please delete.

LVGC Response: Japan, Europe and the U.S. are the main markets for medical protection products. We have established trade relationships with Sakai Shorten of Japan, one of our biggest clients, for almost 15 years, and the total sales revenue in 2005 was approximately $14.5 million. We sell our home care products through BSN, Boots, L/R, Monlycke, Medco, Tesco in Europe, and Tyco, AMG in the U.S. In order to adapt the demand of increasing international orders, we have also established and perfected the production systems, which include one hundred thousand grade purification room and advanced manufacturing equipments.

We deleted the language “[w]e expect growth in high value added products will increase our profitability with a corresponding increase in enterprise value.”

31.	Please describe in greater detail the distribution methods of your products.

LVGC Response: We have provided more fulsome disclosure of the details of the distribution methods of our products under the caption “BUSINESS - Our Marketing Efforts - How We Sell Our Products.”

32.	Please describe the status of your new products of nonwoven cotton spunlace products, self-adhesive bandages, and elastic bandages.

LVGC Response: We plan to launch the nonwoven cotton spunlace products in May 2006. Our market research shows that several world giants of medical device distribution, including Tyco, Cardinal, Lohmann, Artsana and White Cross, may have interest purchasing our nonwoven cotton spunlace products. Currently, the total demand for cotton gauze products by our customers is about 90,000 tons with a value of $0.45 billion if calculated at the current market price.

In 2005, we entered into an agreement with the local government agency of Huanggang to acquire 609,410 square meters of land which will mostly be dedicated to the construction of 100% cotton spunlaced nonwoven fabric production facilities (land use right certificate for 295,187.70 square meters of this land was issued to us in November 2005, the land use right certificate for the rest of the land will be granted to us in 2007). We believe that the launch of the cotton nonwoven spunlace products will have significant advantages for us.

 We have independently developed and produced a new series of self-adhesive bandages and elastic bandages which entered into the market in January 2006. In January 2006 alone, the sale revenue for such new products reached approximately $120,000. These new products utilize advanced high technology, are high value add and fulfill multiple functions. While most of the non-Chinese companies utilize an electrostatic spraying process in their production for glue spraying, we use an alternative technology that provides uniform glue spraying with less glue loss, requires smaller capital investment and is relatively a simpler and safer operation. Our technology enables a glue spraying speed of 20 meters per second, with glue waste at a 10%-20% rate. Our international competitors’ technology has a glue spraying speed of 5 to 6 meters per second with glue waste at a 40%-50% level. We also employ a unique weaving process in the production of self-adhesive bandages so that the bandages can be easily cut or torn smoothly without using auxiliary tools like scissors.

We have revised the Registration Statement accordingly.

33.	Please provide the patent number for your currently issued patent, the patent application numbers for your patent applications, and a description of the patent.

LVGC Response: The patent number for our currently issued patent is ZL03273570.7. It is a patent for a utility model and the name is “disposable medical compound eye-protective face mask.” The name of the patent under application is “a safety-style dressing with X tracing” and the patent application number is 200510033022.9.

34.
Please provide the basis for the statement, “[w]ith this new technology, we can produce green nonwoven medical dressings at a lower cost.” Further, please explain the new technology and “nonwoven medical dressings.”

LVGC Response:

Nonwoven medical dressing: Non-woven medical dressings, as natural products, are environmentally friendly, reproducible, comfortable (without sensitization), and static-free. These features make it a desirable raw material for disposable medical protection products. Nonwoven medical dressings can be used widely in the field of medical and home care industries.

Nonwoven Fabric Technology: The production of traditional woven cotton products involve primarily spinning and weaving, which is cost inefficient. Our new nonwoven fabric technology combines the natural cotton fiber with a nonwoven production technique and replaces the traditional production procedures with new procedures such as water jet, which greatly reduces the costs. This new technology also refines the equipments for further processing, doling machines, plastic absorbing machines and sterilization systems. As compared to comparable woven products, our spunlace nonwoven technology results in products with 27.56% lower manufacturing cost, labor cost reductions of up to 66.7% and an increase in manufacturing capacity of more than 5 times. With the conventional cotton woven technology, 90 folding machines and about 540 workers (working two shifts) are required to meet the 260 million piece production output requirement. With our nonwoven spunlace technology, only 19 folding machines and about 38 workers (working two shifts) are required, which results in a direct labor cost saving of approximately $1.13 million (RMB 9,036,000) and additional savings in indirect costs and the reduction of fixed overhead.

We have revised the Registration Statement Under the caption “BUSINESS - Our Research and Development Efforts - How We Create New Products and Enhance Existing Ones” to conform with the foregoing.

35.
Some of your products are regulated as medical products by agencies such as the FDA. Please discuss which of your products need FDA approval for sale in the U.S. and whether you have received that approval. Please also address this issue with your products in the EU and the Japan markets.

LVGC Response: Medical dressings and medical disposables that are exported to the U.S. need to be pre-registered with the FDA. All of our products exported to EU countries must have a CE certificate. We also need a Certificate of Foreign Manufacture for Japan market. We have reached the applicable standards and obtained the required certificates in the markets mentioned above. We have revised the Registration Statement accordingly.

36.	Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities. See Item 101(b)(10) of Regulation S-B.

LVGC Response: The amount spent on R&D during fiscal year 2005 and 2004 is approximately $505,000 and $312,000, respectively. We have revised the Registration Statement accordingly.

37.	We bring your attention to the statement on page 28, “[w]e contributed $1,466 and $604 to this scheme in the fiscal year 2005 and 2004, respectively.” Please verify the accuracy of the numbers.

LVGC Response: We hereby confirm the accuracy of these numbers. We are only required to contribute to the Hong Kong scheme for one employee.

Our Facilities, page 29

38.	Disclose the location of the principal plants and other property and describe the condition of the property. If you have to pay a mortgage or a fee to use the lands, please disclose the fees.

LVGC Response: We have supplemented the Registration Statement with detailed list of our main facilities under the caption “BUSINESS - Our Facilities.” As of December 31, 2005, we have land use rights to approximately 610,532 square meters of land, all of which have been paid off and 174,111.27 square meters of which are subject to liens.

39.
Describe in greater detail the construction of a new manufacturing facility in Chongyang County. Please disclose the status of the construction and how the construction is financed. Please revise the Management’s Discussion and Analysis section as appropriate.

LVGC Response: The first phase of the project has been completed and the new weaving facility and its accessory facilities have started operation in early January 2006. The second phase of the project which involves the construction of the finished product facilities is in the process of equipment installation and is expected to be completed by approximately June 2006. The total investment for this project is approximately $1.8 million which is funded through bank loans. We have revised the Registration Statement accordingly.

40.	You state that in a few cases, the lessors have not been able to provide copies of documentation evidencing their rights to use the property leased to you. Please discuss any related risks.

LVGC Response: We do not believe the fact that a few lessors were not able to provide appropriate documentation imposes any material risks. In the event of any future dispute over the ownership of the leased properties, we believe we could easily and quickly find replacement premises and dormitories so that the operations would not be affected.

41.	Please provide an update on the liquidation process of Chongyang Wenqiang subsidiary and revise the Management’s Discussion and Analysis section as appropriate.

LVGC Response: The liquidation of Chongyang Wenqiang has not been completed.

Management, page 30

42.
We note the reference that Timothy Halter serves as a director until the 10th day following the mailing of an information statement. Our record shows that an information statement was mailed on or about December 19, 2005. Please update the disclosure throughout.

LVGC Response: We have updated the Registration Statement throughout to reflect that Timothy Halter’s resignation from his position as our director became effective on January 7, 2006 and Mr. Xiuyuan Fang was appointed to our director on the same date. We also deleted discussion on Timothy Halter from the Management section and the Security Ownership of Certain Beneficial Owners and Managements section.

43.	Please update footnotes (1) and (3) and correct the duplication of number (3).

LVGC Response: We deleted all footnotes. These footnotes are now unnecessary because Timothy Halter’s resignation from his position as our director has became effective.

Executive Compensation, page 32

44.	On page 34, you disclose your intention to pay a dividend of $1.873 million to your officers/principal stockholders. This should also be discussed in the executive compensation section on page 32.

LVGC Response: Because Mr. Li received the dividend in his capacity as a shareholder, not as an executive officer, we do not believe we are required under Item 402 of Regulation S-B to disclose such information in the Executive Compensation section. Nevertheless, we now disclose in footnote 4 to the Executive Compensation table that Mr. Li received a dividend of $500,527.84 and $500,000 from Winner Group Limited in December 2005 and January 2006, respectively.

Certain Relationships and Related Transactions, page 33

45.	For each of the transactions where equity interests were given, please disclose the value of the shares issued and describe how the shares were valued.

LVGC Response: The number of shares received by stockholders of Winner Group Limited was determined based on arms-length negotiation. The value of the shares issued to Glenn Little in connection with the conversion of the promissory note and the shares issued to Halter Financial Investments, L.P. was determined based on the closing bid price of our common stock on November 4, 2005, which is $0.25 per share.

46.	When do you plan to pay the dividends declared in August 2005. Breakdown the dollar amount for each person.

LVGC Response: We paid Jianquan Li $500,527.84 and $500,000 in December 2005 and January 2006, respectively. The rest the of dividend in the amount of $856,303.78 and $15,918.38 will be paid to Messrs. Li and Fang before June 2006, respectively. We have updated the Registration Statement accordingly.

47.	Please clarify that this disclosure includes the required transactions for both predecessor companies and all subsidiaries of those companies.

LVGC Response: We added a new first paragraph in the Certain Relationships and Related Transactions section to provide that the disclosures in this section include transactions entered into by both Winner Medical Group Inc. (formerly Las Vegas Resorts Corporation) and Winner in the past two years as required by Item 404 of Regulation S-B.

48.	Clarify Timothy Halter’s affiliation with Halter Financial Investments; i.e., principal shareholder, executive officer, etc.

LVGC Response: We now disclose that Timothy Halter is the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of Halter Financial Investments, L.P. Mr. Halter is also the chairman of Halter Financial Investment GP, LLC which is the general partner of Halter Financial Investment, L.P.

49.	Consideration to Mr. Li, if any, for the license agreement should be disclosed.

LVGC Response: we now disclose that Mr. Li received no consideration for the license agreement.

Selling Stockholders, page 35

50.	Please identify the stockholders who are your affiliates or employees or suppliers of yours or your affiliates. See Item 507 of Regulation S-B.

LVGC Response: We have added footnote 5 to the Selling Stockholder table to identify the employees of ours and our affiliates. We have also added footnote 6 to identify the suppliers of ours and our affiliates.

51.	Please disclose the control person(s) of Torch Import & Export Co., LTD and Pinnacle China Fund.

LVGC Response: We now disclose in footnote 7 to the Selling Stockholder table that Xinyong Nie is the president of Torch Import & Export of which Xiang Torch Co., Ltd., a public company in China, owns 98% shares. We further disclose in footnote 8 to the Selling Stockholder table that Barry Kitt is the sole officer of Pinnacle China Advisors, L.P. which is the general partner of Pinnacle China Fund, L.P.

Security Ownership of Certain Beneficial Owners, page 37

52.	Addresses of all beneficial owners are required.

LVGC Response: We have added the addresses of all beneficial owners to the Security Ownership of Certain Beneficial Owners table.

53.	Pinnacle China Fund LLP owns 9.5% of the outstanding shares and should be include in the table.

LVGC Response: We have revised the Security Ownership of Certain Beneficial Owners table and now disclose that Pinnacle China Fund LLP owns 9.4% of the outstanding shares (we believe Pinnacle China Fund , L.P. owns 9.4% of our shares, rather than 9.5%).

Plan of Distribution, page 40

54.
Regarding the reference to “donees, pledgees, transferees or other successors-in-interest”, please note that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed under Rule 424(b) of Regulation C.

LVGC Response: We acknowledge, as per the Staff’s comment, that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. If required in the future, we will file a prospectus supplement as indicated in the Staff’s comment.

55.	Estimate and state the dollar amount of costs and fees to be paid by the company on behalf of the selling security holders.

LVGC Response: We now disclose that the estimated costs and fees to be paid by the Company on behalf of the selling stockholders are $447,848.

Financial Statements, page F-1

56.
We note that only the financial statements for Winner Group Limited are included in the registration statement. Since the reverse acquisition had not been consummated as of the balance sheet date, the registration statement should also include the financial statements of Las Vegas Resorts Corporation as the primary registrant, as required by Item 310 of Regulation S-B.

LVGC Response: We have included the financial statements of Winner Medical Group Inc. (formerly Las Vegas Resorts Corporation) for the past two fiscal years. However, since Winner Medical Group Inc. (formerly Las Vegas Resorts Corporation) had no operation in the last two fiscal years, our discussion of our performance in the MD&A section is based on the consolidated financial statements of Winner only.

57.
Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Item 310(g) of Regulation S-B. Note that when the financial statements are updated to include periods subsequent to the merger date, the financial statements of Winner Group Limited should be retroactively restated to combine the historical results of operations for Winner Group Limited with the capital structure of Las Vegas Resorts Corporation, and at that point the standalone financial statements of Las Vegas Resorts Corporation would no longer need to be included in the filing.

LVGC Response: We have included the currently dated consents from S.W. Hatfield and BDO McCabe Lo Limited. We have also included the unaudited financial statements for the three months period ended on December 31, 2005 which has been retroactively restated to combine the historical results of operations of Winner Group Limited with the capital structure of Winner Medical Group Inc. (formerly Las Vegas Resorts Corporation). In addition, we revised the MD&A section to include the management’s discussion on the Company’s performance for the three months ended December 31, 2005 and 2004.

Note 2 - Summary of Significant Accounting Policies, page F-6

58.
Please expand your disclosures regarding revenue recognition to address each of the four primary criteria in Staff Accounting Bulletin No. 104 as they relate to your business. In addition, please expand your disclosures to address revenue recognition with respect to distributor sales. Revise your disclosures regarding revenue recognition in critical accounting policies on page 19 to describe the significant estimates and assumptions made by management. Refer to Section V of Release 33-8350, which is available at: http://www.sec.gov/rules/interp/33-8350.htm, and revise your disclosures accordingly.

LVGC Response: We supplemented the Revenue Recognition note with the following: “Customers do not have a general right of return on products shipped. Product returns were insignificant in the past two years.” We hereby clarify that distributor sales are actually outright sales made to distributors. The trading terms with distributor customers are very similar with those of general customers. Thus, we believe that no significant estimates and assumptions are applicable.

59.
We note your disclosure on page 5 that sales to a Japanese distributor account for approximately 25% of your total revenue. Please tell us whether revenue is recognized upon shipment to this customer, and if so, why you believe that revenue recognition upon shipment is appropriate, to the extent that any product return rights exist. As applicable, please address each of the specific criteria in paragraphs 6 and 8 of FAS 48 in your response.

LVGC Response: As explained in response to comment No. 58 above, revenue is recognized upon shipment to this Japanese customer since significant risks to the selling products have been passed to the customer when the goods are shipped. We hereby confirm that no product return rights apply to this customer.

60.
Please tell us whether you have entered into volume purchasing agreements with the major customer described on page 5. If so, please file the agreements as material contract exhibits in accordance with Item 601 of Regulation S-B, or tell us why you believe that the agreements are not required to be filed.

LVGC Response: We hereby confirm that we have not entered into any volume purchasing agreements with this customer.

61.
We note your disclosure regarding derivative financial instruments on pages F-7 and F-13. Revise the financial statements to provide all of the disclosures required by paragraphs 44-45 of FAS 133, or tell us why you believe that no revisions are required.

LVGC Response: We hereby confirm that, as of September 30, 2005, there was an unrecognized gain (net) arising as a result from the change in fair values of foreign exchange forward contracts as mentioned under F-13, amounted to US$ 21,846. As the amount involved was insignificant, no further disclosure under the financial statements was made.

Note 5 - Credit Facilities and Pledged Assets, page F-9

62.
Please expand your disclosure regarding bank loans to separately disclose the material terms of each outstanding obligation. Based on your disclosure on page 18, it would appear that some of the debt obligations are in default at September 30, 2005. If this is the case, disclose the consequences of the defaults and how you intend to resolve them with the lenders.

LVGC Response: Please see the schedule below. The disclosure note under financial statements have been expanded accordingly. For banks loans A, B and K, respective outstanding balances were overdue as of September 30, 2005. We hereby confirm that the three loan agreements had already been renewed shortly after September 30, 2005 without any unfavorable consequences to the Company.

Subsequent Events

63.
We note your disclosure on page 18 regarding the private placement of $9.6 million in December 2005. Please file the investment agreement(s) as material contract exhibits in accordance with Item 601 of Regulation S-B. Disclose the material terms of the financing agreement(s) in the financial statements for periods subsequent to the closing of the transaction, including the material terms of any related registration rights agreements.

LVGC Response: We now supplemented the subsequent note in the financial statements. The form of the subscription agreement is now filed as an exhibit to the Registration Statement.

Part II

Recent Sales of Unregistered Securities

64.	If true, please make the representation that there was no general solicitation or advertising for the Regulation D private offerings.

LVGC Response: We added the disclosure that there was no general solicitation or advertising for the Regulation D private offerings.

Signatures

65.	Please include the signatures required by Form SB-2. Specifically, one of the officers must act and sign in the capacity of the principal accounting officer and chief financial officer.

LVGC Response: We have added an additional signature block for Mr. Xiuyuan Fang to sign in his capacity as the Chief Financial Officer of the Company.

Form 10-KSB for the year ended July 31, 2005 and Form 10-QSB for the quarter ended October 31, 2005

66.
We note your disclosure that your management “concluded that the Company’s disclosure controls and procedures are effective.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and that the Company’s disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e).

LVGC Response: We have amended the 10-KSB and Form 10-QSB per the Staff’s comment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186 - 755) 28138888 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Winner Medical Group Inc.

By:	/s/ Jianquan Li
Jianquan Li
Chief Executive Officer